March 21, 2025

Ka Chun Gordon Li
General Manager
OneConstruction Group Limited
Room 6808A, 68/F
Central Plaza
18 Harbor Road
Wanchai, Hong Kong

       Re: OneConstruction Group Limited
           Draft Registration Statement on Form F-1
           Submitted March 12, 2025
           CIK No. 0002030834
Dear Ka Chun Gordon Li:

       We have reviewed your draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 12, 2025
General

1. Please revise to provide all of the information required by Form F-1. We note that you have attempted to incorporate by reference the information from your initial public offering Form F-1. However, you are not eligible to use incorporation by reference because you do not meet the requirements of General Instruction VI.C. and D.1.(c) of
       Form F-1.
 March 21, 2025
Page 2

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:   Kyle Leung